        As filed with the Securities and Exchange Commission on October 29, 2001
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                       Applied Micro Circuits Corporation
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                              --------------------

           Options to purchase Common Stock, par value $.01 per share, with an exercise price equal to or greater than $20.00 per share
                         (Title of Class of Securities)

                              --------------------

                                   03822W 10 9
         (CUSIP Number of Class of Securities (Underlying Common Stock))

                              --------------------

                               William E. Bendush
               Senior Vice President, Finance and Administration,
                           and Chief Financial Officer
                       Applied Micro Circuits Corporation
                               6290 Sequence Drive
                           San Diego, California 92121
                                 (858) 450-9333

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:

                              D. Bradley Peck, Esq.
                               Cooley Godward LLP
                               4401 Eastgate Mall
                           San Diego, California 92121
                                 (858) 550-6000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
 Transaction Valuation/(1)/                         Amount of Filing Fee/(2)/
      $231,179,256.97                                    $46,235.85
--------------------------------------------------------------------------------

/(1)/ Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 39,265,129 shares of common stock of Applied Micro Circuits Corporation outstanding as of October 15, 2001 and having an aggregate value of $231,179,256.97 will be surrendered for cancellation pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
/(2)/ The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: Not applicable          Filing party: Not applicable
  Form or Registration No.: Not applicable          Date filed: Not applicable

 [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [_]  third party tender offer subject to Rule 14d-1.
      [X]  issuer tender offer subject to Rule 13e-4.
      [_]  going-private transaction subject to Rule 13e-3.
      [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

Item 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" (the "Summary Term Sheet") in the Offer to Exchange Outstanding Options to Purchase Common Stock dated October 29, 2001 (the "Offer to Exchange") is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) Name and Address. The name of the issuer is Applied Micro Circuits Corporation, a Delaware corporation (the "Company"), and the address and telephone number of its principal executive offices are 6290 Sequence Drive, San Diego, California 92121, (858) 450-9333. The information set forth in Section 15 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

         (b) Securities. This Schedule relates to an offer by the Company to exchange options to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock") outstanding under the Company's 1992 Stock Option Plan and 2000 Equity Incentive Plan (the "Replacement Grant Plans"), the Company's 1997 Directors' Stock Option Plan and 1998 Equity Incentive Plan (fka the Cimaron Communications Corporation 1998 Stock Incentive Plan), the MMC Networks, Inc. 1997 Stock Plan, the YuniNetworks, Inc. 1999 Equity Incentive Plan and the SiLutia, Inc. 1999 Stock Option Plan with an exercise price equal to or greater than $20.00 per share (the "Eligible Option Grants") for replacement options (the "Replacement Options") to purchase shares of the Common Stock to be granted under the Replacement Grant Plans on the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the Replacement Options will be equal to the number of shares of Common Stock subject to the Eligible Option Grants that are accepted for exchange and cancelled. The information set forth in the Summary Term Sheet and in Section 1 ("Number of Options; Expiration Date") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") of the Offer to Exchange is incorporated herein by reference.

         (c) Trading Market and Price. The information set forth in Section 7 ("Price Range of Common Stock") of the Offer to Exchange is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) Name and Address. The information set forth in Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) Material Terms. The information set forth in the Summary Term Sheet and in Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 10 ("Status of Eligible Option Grants Acquired by us in the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences"), Section 13 ("Extension of the Offer; Termination; Amendment"), Schedule B ("Addenda for Employees Residing Outside the U.S.") and the Questions and Answers section of the Offer to Exchange is incorporated herein by reference.

         (b) Purchases. The information set forth in Item 4(a) above and Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (e) Agreements Involving the Subject Company's Securities. The information set forth in Section 1 ("Number of Options; Expiration Date"),
Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) Purposes. The information set forth in Section 2 ("Purpose of the Offer") of the Offer to Exchange is incorporated herein by reference.

         (b) Use of Securities Acquired. The information set forth in Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Eligible Option Grants Acquired by us in the Offer") of the Offer to Exchange is incorporated herein by reference.

         (c) Plans. The information set forth in Section 2 ("Purpose of the Offer"), Section 15 ("Information About Us") and Section 16 ("Additional Information") of the Offer to Exchange is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) Source of Funds. The information set forth in Section 1 ("Number of Options; Expiration Date") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") of the Offer to Exchange is incorporated herein by reference.

         (b) Conditions. The information set forth in Section 6 ("Conditions of the Offer") of the Offer to Exchange is incorporated herein by reference.

         (d) Borrowed Funds. Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a) Securities Ownership. The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

         (b) Securities Transactions. The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

         (a) Solicitations or Recommendations. The information set forth in
Section 14 ("Fees and Expenses") of the Offer to Exchange is incorporated herein by reference.

Item 10. Financial Statements.

         (a) Financial Information. The information set forth in Section 15 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

         (b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

         (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 11 ("Legal Matters; Regulatory Approvals") of the Offer to Exchange is incorporated herein by reference.

         (b) Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(A) Offer to Exchange Outstanding Options to Purchase Common Stock dated October 29, 2001.

(a)(1)(B) Form of Election Form.

(a)(1)(C) Form of Notice of Withdrawal.

(a)(1)(D) Form of Confirmation of Receipt of Election Form.

(a)(1)(E) Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(F) Form of Reminder of Expiration Date.

(a)(1)(G) E-Mail dated October 29, 2001 from Stock Administration to holders of Eligible Option Grants.

(a)(1)(H) Transcript of presentation regarding Stock Option Exchange Program made available for download by holders of Eligible Option Grants.

(a)(1)(I) Presentation materials regarding Stock Option Exchange Program made available for download by holders of Eligible Option Grants.

(b)       Not applicable.

(d)(1) Applied Micro Circuits Corporation 1992 Stock Option Plan, as amended, and form of Stock Option Agreement.

(d)(2) Applied Micro Circuits Corporation 1997 Directors' Stock Option Plan and form of Stock Option Agreement. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, originally filed on May 23, 2001, and incorporated herein by reference.

(d)(3) Applied Micro Circuits Corporation 1998 Stock Incentive Plan, as amended, and form of Stock Option Agreement.

(d)(4) Applied Micro Circuits Corporation 2000 Equity Incentive Plan, as amended, and form of Stock Option Agreement.

(d)(5) MMC Networks, Inc. 1997 Stock Plan and form of Stock Option Agreement. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, originally filed on May 23, 2001, and incorporated herein by reference.

(d)(6) YuniNetworks, Inc. 1999 Equity Incentive Plan and form of Stock Option Agreement. Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-41572), originally filed on July 17, 2000, and incorporated herein by reference.

(d)(7) SiLutia, Inc. 1999 Stock Option Plan and form of Stock Option Agreement. Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-46584), originally filed on September 26, 2000, and incorporated herein by reference.

(g)      Not applicable.

(h)      Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              APPLIED MICRO CIRCUITS CORPORATION

                              By: /s/ William E. Bendush
                                  ----------------------------------------------
                                  William E. Bendush
                                  Senior Vice President, Finance and
                                  Administration, and Chief Financial Officer

Date:  October 29, 2001

                                INDEX TO EXHIBITS

Exhibit
Number      Description

(a)(1)(A) Offer to Exchange Outstanding Options to Purchase Common Stock dated October 29, 2001.

(a)(1)(B)   Form of Election Form.

(a)(1)(C)   Form of Notice of Withdrawal.

(a)(1)(D)   Form of Confirmation of Receipt of Election Form.

(a)(1)(E)   Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(F)   Form of Reminder of Expiration Date.

(a)(1)(G) E-Mail dated October 29, 2001 from Stock Administration to holders of Eligible Option Grants.

(a)(1)(H) Transcript of presentation regarding Stock Option Exchange Program made available for download by holders of Eligible Option Grants.

(a)(1)(I) Presentation materials regarding Stock Option Exchange Program made available for download by holders of Eligible Option Grants.

(d)(1) Applied Micro Circuits Corporation 1992 Stock Option Plan, as amended, and form of Stock Option Agreement.

(d)(2) Applied Micro Circuits Corporation 1997 Directors' Stock Option Plan and form of Stock Option Agreement. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, originally filed on May 23, 2001, and incorporated herein by reference.

(d)(3) Applied Micro Circuits Corporation 1998 Stock Incentive Plan, as amended, and form of Stock Option Agreement.

(d)(4) Applied Micro Circuits Corporation 2000 Equity Incentive Plan, as amended, and form of Stock Option Agreement.

(d)(5) MMC Networks, Inc. 1997 Stock Plan and form of Stock Option Agreement. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, originally filed on May 23, 2001, and incorporated herein by reference.

(d)(6) YuniNetworks, Inc. 1999 Equity Incentive Plan and form of Stock Option Agreement. Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-41572), originally filed on July 17, 2000, and incorporated herein by reference.

(d)(7) SiLutia, Inc. 1999 Stock Option Plan and form of Stock Option Agreement. Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-46584), originally filed on September 26, 2000, and incorporated herein by reference.